EXHIBIT 99.1

St. John's, NL - October 12, 2018

FORTIS INC. RELEASES 2018 SUSTAINABILITY REPORT

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS) has released its 2018 Sustainability Report. The report includes detailed information on our environmental commitment, our governance practices, our people and our involvement in the communities where we live and work.

Fortis is an energy delivery company, taking energy and moving it along the electricity grid or through natural gas lines and delivering it to our customers. In 2017 we delivered 19 times more energy to our customers than we generated.

"This year we have taken several proactive steps to strengthen our commitment to sustainability," said Barry Perry, President and Chief Executive Officer, Fortis. "Increasingly customers want to use cleaner energy and they want to know where their energy comes from. Our goal is to deliver on these customer expectations."

2018 Sustainability Report Highlights:

•	Achieved a 6% decrease in carbon emissions from 2016 to 2017

•	Decreased the carbon intensity of operations by 63% since 2015; this decrease is largely related to our acquisition of a large electricity transmission system in the U.S. Midwest in 2016

•	Strengthened our commitment to sustainability governance with the oversight of corporate citizenship, environmental and social responsibility programs assumed by the Governance and Nominating Committee of the Board of Directors

•	Adopted a Board-Shareholder Engagement Policy to facilitate communication and engagement with shareholders

•	Improved safety performance which continues to be better than industry averages[1]

•	Strengthened gender diversity with 42% of the Board of Directors and 31% of executives in the Fortis group of companies being female

•	Invested $12.5 million in the communities we serve in 2017

•	Adopted the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard for our environmental reporting

"Fortis and our utilities have a shared belief in responsible management, sustainable practices and doing the right thing for the long term," said Nora Duke, Executive Vice President, Sustainability and Chief Human Resource Officer, Fortis. "Together we are taking the right steps for our future, our environment and our communities."

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1 Annual Average All Injury Frequency Rate Comparison

The 2018 Sustainability Report released today follows the publication of three Environmental Reports. This report meets our goal of providing more insight into our entire range of sustainability practices and beliefs.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2017 revenue of C$8.3 billion and total assets of C$50 billion as at June 30, 2018. The Corporation's 8,500 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries Ms. Karen McCarthy Vice President, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com